SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934



                        Telephone and Data Systems, Inc.
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                                (Name of Issuer)


                 Telephone & Data Systems Special Common Shares
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                         (Title of Class of Securities)


                                    879433860
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                                 (Cusip Number)


                                Wallace R. Weitz
                                    President
                                       and
                               Mary Beerling, Esq.
                         Vice President/General Counsel
                       1125 South 103rd Street, Suite 600
                              Omaha, Nebraska 68124
                                 (402) 391-1980
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               Name, Address and Telephone Number of Notice Person


                                  May 19, 2009
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                      (Date of Event which Requires Filing
                               of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following
box.                                                                         [X]

CUSIP No. 83001P109                                                          13D

1)   NAME OF REPORTING PERSON                  I.R.S. NUMBER OF REPORTING PERSON
        Wallace R. Weitz & Company                Tax I.D. No. 47-0654095

2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                (a) [ ]
                (b) [X]

3)   SEC USE ONLY

4)   SOURCE OF FUNDS
                OO: Funds of investment advisory clients

5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM
     2(d) or 2(e)                              [ ]

6)   CITIZENSHIP OR PLACE OF ORGANIZATION
                State of Nebraska

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:
7)   Sole Voting Power:                 2,728,200
8)   Shared Voting Power:               None
9)   Sole Dispositive Power:            2,728,200
10)  Shared Dispositive Power:          None

11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        2,728,200

12)  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES       [ ]

13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        5.1%

14)  TYPE OF REPORTING PERSON
        IA


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

CUSIP NO. 831001P109                                                         13D

1)   NAME OF REPORTING PERSON                  I.R.S. NUMBER OF REPORTING PERSON
        Wallace R. Weitz

2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                (a) [ ]
                (b) [X]

3)   SEC USE ONLY

4)   SOURCE OF FUNDS
                None

5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM
     2(d) or 2(e)                              [ ]

6)   CITIZENSHIP OR PLACE OF ORGANIZATION
                Citizen of United States of America

     NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:
7)   Sole Voting Power:                 None
8)   Shared Voting Power:               2,728,200
9)   Sole Dispositive Power:            None
10)  Shared Dispositive Power:          2,728,200

11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        None

12)  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES       [ ]

13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        5.1%

14)  TYPE OF REPORTING PERSON
        IN


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

Item 1. SECURITY AND ISSUER

The class of equity securities to which this statement relates is the Special Common Shares (the "Securities") of Telephone & Data Systems, Inc. (the "Issuer"). The Issuer's principal executive offices are located at 30 North La Salle Street, Suite 4000, Chicago, Illinois 60602.


Item 2. IDENTITY AND BACKGROUND

Wallace R. Weitz & Company ("Weitz & Co."), a Nebraska corporation, is an investment adviser registered with the Securities and Exchange Commission under the Investment Advisers Act of 1940, as amended. Weitz & Co. provides investment advice to certain investment limited partnerships, individual advisory accounts and registered investment companies. The principal office of Weitz & Co. is One Pacific Place, 1125 South 103rd Street, Suite 600, Omaha, Nebraska 68124.

The Securities to which this statement relates were acquired on behalf of investment advisory clients of Weitz & Co., under sole discretionary authority granted to Weitz & Co by such advisory clients. None of the Securities are owned by or on behalf of Weitz & Co. or by any officer or director of Weitz & Co.

This statement is also being filed by Wallace R. Weitz, President and primary owner of Weitz & Co., in the event he could be deemed to be an indirect beneficial owner of the Securities reported by Weitz & Co. through the exercise of voting control and/or dispositive power over the Securities as a result of his official positions or ownership of the voting securities of Weitz & Co. Neither Weitz & Co. nor Mr. Weitz owns any Securities for its or his own account and each disclaims beneficial interest in any of the Securities reported in the statement.

Weitz & Co. and Mr. Weitz are referred to collectively in this statement as the "Reporting Persons".

During the past five years none of the Reporting Persons has been convicted in a criminal proceeding or been a party to a civil proceeding of a judicial or administrative body involving any alleged violations of any securities laws.

Schedule I which is attached to this statement and incorporated herein sets forth the names, business addresses and principal occupations of each director and officer of Weitz & Co.

Schedule II which is attached to this statement and incorporated herein includes a letter sent by Weitz & Co. on May 19, 2009 to the management of Telephone & Data Systems, Inc.

Item 3: SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The Reporting Person used approximately $66,816,495.01 in the aggregate to purchase the Securities reported on this statement. Such consideration came from the assets of the advisory


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

clients and not the assets of Weitz & Co. None of the funds used to purchase the Securities were borrowed funds.

Item 4. PURPOSE OF TRANSACTION

The Securities reported in this statement were acquired in the ordinary course of business by Weitz & Co. on behalf of its investment advisory clients for investment purposes with the goal of capital appreciation. The Securities are reported by Weitz & Co. and Mr. Weitz, President of Weitz & Co. in the event that either should be deemed to be a member of a group under Section 13(d)(3) or the beneficial owner of the Securities under the provisions of subparagraph (b) of Rule 13d-3 under the Securities Exchange Act of 1934. Beneficial ownership by Weitz & Co. and Mr. Weitz as members of a group or as beneficial owners is expressly disclaimed, as permitted by Rule 13d-4. Weitz & Co. may from time to time acquire additional Securities on behalf of advisory clients or dispose of all or a portion of the current holdings of Securities.

Weitz & Co. is engaged in the business of investment management and pursues an investment philosophy of identifying undervalued situations and acquiring positions in undervalued companies on behalf of its advisory clients. In pursuing this investment philosophy, Weitz & Co. analyzes the operations, capital structure and markets of companies in which its clients invest and continuously monitors the business operations of such companies through analysis of financial statements and other public documents, through discussion with knowledgeable industry observers, and with management of such companies, often at management's invitation.

Weitz & Co., as an investment adviser registered under Section 203 of the Investment Advisers Act of 1940 may elect to file securities ownership reports required by the Securities and Exchange Act of 1934 on Schedule 13G. Weitz & Co. routinely uses Schedule 13G to report its beneficial ownership of securities purchased for its advisory clients. As a result of investment analysis and the occurrence of events, Weitz & Co. may desire to participate in discussions with management of a particular company or with third parties about significant matters in which Weitz & Co. may suggest possible courses of action to assist in building corporate intrinsic value per share or to cause a company's true economic value to be recognized. In such situations Weitz & Co. may elect to convert a filing on Schedule 13G to a filing on Schedule 13D in order to be more freely involved with management and to enter into discussions with third parties concerning possible strategic alternatives.

To obtain the necessary flexibility to have such discussions with management, other shareholders and third parties, Weitz & Co. is converting its ownership filing on Schedule 13G to a filing on Schedule 13D. Depending on such discussions and consideration of strategic alternatives, Weitz & Co. could support one or more of the actions described in subparagraphs (a) through (j) of
Item 4 of Schedule 13D.

Item 5. INTEREST IN SECURITIES OF THE ISSUER

(a) The aggregate number of Securities owned beneficially by Weitz & Co. is 2,728,200 shares of common stock representing 5.1% of such Securities.


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

(b) Weitz & Co. has the sole power to vote or direct the vote of the Securities and the sole power to dispose of or direct the disposition of the Securities.

(c)  N/A

(d) Weitz & Co.'s advisory clients have the sole right to receive and, subject to notice, to withdraw the proceeds from the sale of the Securities, and the sole power to direct the receipt of dividends from the Securities held for their accounts. Investment advisory clients may also terminate the investment advisory agreements without penalty upon appropriate notice. Weitz & Co. does not have an economic interest in any of the Securities reported in this statement.

(e)  Not applicable.

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIP WITH RESPECT TO SECURITIES OF THE ISSUER

As discussed above, Weitz & Co. has written investment advisory contracts with each of its clients who own the Securities of the Issuer. Such contracts provide Weitz & Co. investment authority over all securities purchased for the individual accounts. There are no special arrangements with respect to the Securities of the Issuer. Weitz & Co. has voting authority with respect to the securities owned of record by its advisory clients.

Item 7. MATERIAL TO BE FILED AS AN EXHIBIT

Schedule I. Information Concerning the Officers and Directors of Weitz & Co.

Schedule II. Letter sent by Weitz & Co. on May 19, 2009 to the management of Telephone and Data Systems, Inc.


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

                                   SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated: May 20, 2009


WALLACE R. WEITZ & COMPANY

By:    /s/ Wallace R. Weitz
Name:  Wallace R. Weitz
Title: President


WALLACE R. WEITZ
(Individually)

/s/ Wallace R. Weitz


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

                             JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, the persons or entities named below agree to the joint filing on behalf of each of them of this Schedule 13D with respect to the Securities of the Issuer and further agree that this joint filing agreement be included as an exhibit to this
Schedule 13D. In evidence thereof, the undersigned hereby execute this agreement as of the 20th day of May, 2009.


WALLACE R. WEITZ & COMPANY

By:    /s/ Wallace R. Weitz
Name:  Wallace R. Weitz
Title: President


WALLACE R. WEITZ
(Individually)

/s/ Wallace R. Weitz


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

                                   Schedule I

       Information with Respect to Officers, and Directors of Weitz & Co.


All of the following individuals are Officers and Directors of Wallace R. Weitz & Company. Each Officer and Director is a citizen of the United States of
America:

Wallace R. Weitz                               Kenneth R. Stoll
President                                      Vice President
1125 S. 103rd St., Ste. 600                    1125 S. 103rd St., Ste. 600
Omaha, NE  68124-6008                          Omaha, NE 68124-6008

Barbara V. Weitz                               Mary K. Beerling
1125 S. 103rd St., Ste. 600                    Vice President
Omaha, NE  68124-6008                          1125 S. 103rd St., Ste. 600
                                               Omaha, NE  68124-6008


To the knowledge of management of Wallace R. Weitz & Company, during the last five years, no such person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), and no such person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he or she was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities law or finding any violation with respect to such laws.


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

                                   Schedule II


Letter sent by Weitz & Co. on May 19, 2009 to the management of Telephone and Data Systems, Inc.


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

                                                                    May 19, 2009



LeRoy T. Carlson, Jr., Director, President and CEO
Walter C.D. Carlson, Director and Chairman of the Board
Telephone and Data Systems, Inc.
30 N. LaSalle Street, Suite 4000
Chicago, IL 60602

Ted and Walter:

Weitz & Company clients have been TDS shareholders for more than 15 years. We currently own roughly 2.7 million Special Common Shares. As holders of the Special Common, we do not have the right to vote directly on proxy statement Proposal 4 submitted by Southeastern Asset Management. Nonetheless, we would like to voice our support for this Proposal. Further, we agree that a Dutch tender for 20 million shares would be both a prudent and wise investment of shareholders' capital with the stock at these levels.

Thank you for your consideration of this suggestion.




/s/ Wallace R. Weitz                    /s/ Bradley P. Hinton

Wallace R. Weitz                        Bradley P. Hinton
President                               Vice President, Director of Research


Cc: Mark Steinkrauss